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                               July 28, 2023

       Yimeng Shi
       Chief Financial Officer
       uCloudlink Group Inc.
       Unit 2214-Rm1, 22/F, Mira Place Tower A
       132 Nathan Road, Tsim Sha Tsui
       Kowloon, Hong Kong

                                                        Re: uCloudlink Group
Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-39302

       Dear Yimeng Shi:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-Fand have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 164

   1. We note your statement that you reviewed your register of members and public EDGAR filings made by your
shareholders, including certain Schedules 13G, in connection with your required
submission under paragraph (a). Please supplementally describe any additional materials
that were reviewed and tell us whether you relied upon any legal opinions or third party
certifications such as affidavits as the basis for your submission. In your response, please
provide a similarly detailed discussion of the materials reviewed and legal opinions or third
party certifications relied upon in connection with the required disclosures under
paragraphs (b)(2) and (3).
   2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm
that none of the members of your board or the boards of your consolidated foreign
operating entities are officials of the Chinese Communist Party. For instance, please tell
us how the board members    current or prior memberships on, or
                                                        affiliations with,
committees of the Chinese Communist Party factored into your
 Yimeng Shi
uCloudlink Group Inc.
July 28, 2023
Page 2
      determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
3. We note that your disclosure pursuant to Item 16I(b)(2) is provided for UCLOUDLINK
      GROUP INC., or any of the subsidiaries in mainland China.    However,
based on your
      organizational chart on page 103 of your Form 20-F and your list of principal subsidiaries and affiliated entity in Exhibit 8.1, you appear to have subsidiaries in Hong Kong and countries outside China. Please note that Item 16I requires that you provide disclosures for yourself and your consolidated foreign operating entities. With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated foreign operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.
4. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included
      language that such disclosure is    to our knowledge.    Please
supplementally confirm
      without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese
      Communist Party.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 or Jennifer Thompson at 202-551-3737
with any questions.



                                                            Sincerely,
FirstName LastNameYimeng Shi
                                                            Division of
Corporation Finance
Comapany NameuCloudlink Group Inc.
                                                            Disclosure Review
Program
July 28, 2023 Page 2
cc:       Shu Du, Esq.
FirstName LastName